ORGANIGRAM FINALIZES CERTIFICATION PROCESS WITH ECOCERT CANADA

Medical patients will be prioritized
as part of production plans for organic cannabis

MONCTON, October 10, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, is proud to announce its medicinal cannabis plants and growing process has been certified organic with Ecocert Canada.

The process of re-certification coincided with Organigram’s significant expansion of its facility to meet the growing and anticipated demand for both mineral and organic production.

As part of the process, Organigram submitted a comprehensive action plan to Ecocert Canada, part of the Ecocert group, one of the largest organic certification organizations in the world, outlining the company’s robust segregation design to manage and execute the complexities of producing and processing both streams of product within the same facility.

“When we considered the need to expand and meet the needs of our existing and future customer base, it was apparent that we needed to take our time and create an environment of excellence related specifically to the production of organic cannabis for medicinal use,” says Greg Engel, CEO Organigram. “We have built a robust and diligent organic strategy into our plans to help ensure we can confidently deliver medicinal products that meet the exacting standards of our clients.”

As a licensed producer of legal medicinal cannabis, Organigram is one of the most experienced organic producers in the industry and has developed a strong understanding of the organic cannabis client through the Canadian medicinal cannabis program, the ACMPR.

“We know that there is a committed and loyal segment of the cannabis population that is looking for exceptional organic products for medicinal use,” explains Ray Gracewood, Chief Commercial Officer, Organigram. “With that in mind, we have applied the best of what we know about organic cultivation to what we also know about product development and strain selection and are proud to offer clients a high-quality medicinal organic option.”

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. In anticipation of the legal adult use recreational cannabis market in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailblazer and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the interpretation of the Cannabis Act and promotional activities, the availability of funds, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:
Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653